FOR IMMEDIATE RELEASE	NR08-06

DYNEGY COMPLETES SALE OF CALCASIEU PEAKING PLANT

HOUSTON (April 1, 2008) – Dynegy Inc. (NYSE: DYN) today announced that it has completed the sale of the Calcasieu Power Generation Facility, a peaking plant in Sulphur, Louisiana, to Entergy Gulf States Louisiana, L.L.C. for approximately $57 million. Dynegy does not expect any accounting gains or losses on the transaction.

The sale of the Calcasieu facility (322-megawatt summer capacity rating/351-megawatt winter capacity rating) was agreed to in January 2007 and recently received the final requisite approvals by various federal and state agencies.

Dynegy Inc. produces and sells electric energy, capacity and ancillary services in key U.S. markets. The company’s power generation portfolio consists of more than 19,000 megawatts of baseload, intermediate and peaking power plants fueled by a mix of coal, fuel oil and natural gas. DYNC

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